SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 8)

CLAYTON WILLIAMS ENERGY, INC.

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

969490101

(CUSIP Number)

Clayton W. Williams, President

Clayton Williams Energy, Inc.

Six Desta Drive, Suite 6500

Midland, Texas 79705

(915) 682-6324

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 19, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 96949010 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clayton W. Williams, S.S. No. ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,034,612

	8.	Shared Voting Power 3,945,552

	9.	Sole Dispositive Power 1,047,907

	10.	Shared Dispositive Power 3,932,257

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,980,164

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 96949010 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clayton Williams Partnership, Ltd. Tax ID No. 75-2477608

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,881,109

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,881,109

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,881,109

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 96949010 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clajon Holding Corporation — Tax ID No. 75-1776495

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,881,109

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,881,109

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,881,109

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 96949010 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CWPLCO, Inc. — Texas ID No. 75-2570358

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,881,109

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,881,109

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,881,109

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.0%

14.	Type of Reporting Person (See Instructions) CO

Introduction.

The following is an amendment (this “Amendment”) to that certain Schedule 13D filed by the reporting persons filing this statement (collectively, the “Reporting Persons”), being Clayton W. Williams, Jr. (“Mr. Williams”), Clayton Williams Partnership, Ltd. (“Williams Partnership”), Clajon Holding Corporation (“Holdings”) and CWPLCO, Inc. (“CWPLCO”), or their predecessors as follows:

Original Schedule 13D	—	June 4, 1993
Amendment 1	—	September 2, 1993
Amendment 2	—	January 12, 1994
Amendment 3	—	April 3, 1995
Amendment 4	—	October 19, 1995
Amendment 5	—	May 1, 1996
Amendment 6	—	November 19, 1996
Amendment 7	—	September 30, 1999

(collectively, the “Original 13D, as amended”), to reflect changes in beneficial ownership of shares of Common Stock, $0.10 par value (the “Common Stock”), of Clayton Williams Energy, Inc. (the “Issuer”) by the Reporting Persons.

The changes in beneficial ownership reported herein are primarily the result of shares of Common Stock issued to Mr. Williams under the Issuer’s Executive Incentive Stock Compensation Plan in lieu of cash payment of his salary and a bonus, and shares of Common Stock covered by stock options held by Mr. Williams which have become vested.

Only those items of Schedule 13D, or portions thereof, being amended are included in this Amendment.  Except as expressly amended and modified by this Amendment, the Original 13D, as amended, remains unchanged and in full force and effect.

Item 3.  Source and Amount of Funds or Other Consideration

From the date of Amendment No. 7 to Schedule 13D filed by the Reporting Persons through May 10, 2002, Mr. Williams has acquired and disposed of beneficial ownership of shares of Common Stock resulting in a net increase of 408,016 shares as compared to the beneficial ownership reflected in said Amendment No. 7.  Those additional shares include those covered by stock options held by Mr. Williams which became exersiable after Amendment No. 7, those issued to Mr. Williams under the Issuer’s Executive Incentive Stock Compensation Plan in lieu of cash payment of his salary and a bonus, and those acquired by Mr. Williams’ spouse and children, by a trust of which Mr. Williams is a trustee and for Mr. Williams’ account in the Issuer’s 401(k) Plan and Trust.

Item 5.  Interest in Securities of Issuer.  (The following stock ownership information is as of May 10, 2002).

(a)           The aggregate number of shares of Common Stock beneficially owned, through shared control of voting and disposition, by the group consisting of Mr. Williams, Williams Partnership, Holdings and CWPLCO is 3,881,109 shares, which constitutes approximately 42.0% of the issued and outstanding shares of Common Stock.  Those

3,881,109 shares are owned of record by Williams Partnership (3,686,325 shares, 39.9%) and CWPLCO (194,784 shares, 2.1%).  Additionally, Mr. Williams beneficially owns an additional 1,099,055 shares of Common Stock, including 559,250 shares which Mr. Williams has the right to acquire within sixty (60) days hereof through the exercise of stock options.  Therefore, Mr. Williams’ total beneficial ownership is 4,980,164 shares of Common Stock, constituting approximately 50.8% of the total deemed outstanding shares of Common Stock (determined as if the shares which Mr. Williams has the right to acquire within sixty (60) days are outstanding).

The aggregate number of shares of Common Stock beneficially owned by each of the other persons named in Item 2 of the Original 13D, as amended, is as follows: (1) L. Paul Latham, 10,067 shares, including 7,810 shares which Mr. Latham has the right to acquire beneficial ownership within sixty (60) days hereof through the exercise of stock options; (2) T. Mark Tisdale, 9,765 shares, including 3,760 shares which Mr. Tisdale has the right to acquire beneficial ownership within sixty (60) days hereof through the exercise of stock options; (3) Mel G. Riggs, 9,568 shares, including 6,188 shares which Mr. Riggs has the right to acquire within sixty (60) days hereof through the exercise of stock options.  The number of shares beneficially owned by each of these three persons, taken individually or as a whole, constitute less than 1% of the total issued and outstanding shares of Common Stock.

(b)           Mr. Williams, Williams Partnership, Holdings and CWPLCO share the power to vote or to direct the vote and the power to dispose or direct the disposition of all of the 3,881,109 shares of Common Stock beneficially held by them as a group as described in paragraph (a) of this Item 5.  With respect to the 1,099,055 additional shares of Common Stock which Mr. Williams beneficially owns or has the right to acquire, as described in paragraph (a) of this Item 5, Mr. Williams has the sole power to vote and sole power to dispose of 1,034,612 of those shares and the sole power to dispose of an additional 13,295 of those shares (the power to vote these 13,295 shares is held by the trustee of the Issuer’s 401(k) Plan and Trust).  The remaining 51,148 shares are beneficially owned by Mr. Williams through his spouse and his children residing with him, and he shares the power to vote and the power to dispose of those shares.  Each of the other persons identified in paragraph (a) of this Item 5 have the sole power to vote and the sole power to dispose of all of the shares beneficially owned by each of them as described in paragraph (a) of this Item 5, except for (i) shares held for the account of each of Mr. Latham (2,257 shares), Mr. Tisdale (1,933 shares) and Mr. Riggs (1,998 shares) in the Issuer’s 401(k) Plan and Trust, over which such persons hold dispositive power with the power to vote such shares held by the trustee of said 401(k) Plan and Trust, and (ii) 1,382 shares over which Mr. Riggs has a power of attorney and shares the power to vote and to dispose of those shares.

(c)           Mr. Williams acquired 1,823 shares on March 5, 2002, 1,549 shares on April 5, 2002, 31,923 shares on April 19, 2002 and 1,461 shares on May 1, 2002, all under the Issuer’s Executive Incentive Stock Compensation Plan in lieu of cash payment of his salary and a bonus, which are the only transactions effected by the Reporting Persons in the Common Stock for a period of sixty (60) days prior to the date hereof.

(d)           None.

(e)           Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2002	/s/ Clayton W. Williams, Jr.
Date	Clayton W. Williams, Jr.

Clayton Williams Partnership, Ltd.

	By:	CWPLCO, INC. General Partner

May 10, 2002	By:	/s/ L. Paul Latham
Date	L. Paul Latham, Vice President

Clajon Holding Corporation

May 10, 2002	By:	/s/ L. Paul Latham
Date	L. Paul Latham, Vice President

CWPLCO, Inc.

May 10, 2002	By:	/s/ L. Paul Latham
Date	L. Paul Latham, Vice President